PANGEA PETROLEUM CORPORATION
                                6776 SW Freeway
                                   Suite 620
                              Houston, Texas 77074
                              (Tel) (713) 952-1473
                              (Fax) (713) 952-8321

May 9, 2001

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re:  Pangea Petroleum Corporation - File No. 333-55220
     Withdrawal of Form S-1

Dear Sir/Madam:

Pangea Petroleum Corporation ("Pangea") hereby requests a withdrawal of its Form S-1 Registration Statement (SEC File No. 333-55220).

Such withdrawal is requested based on Pangea's present capital requirements for its operations and the lapse of its time requirements in its recent financing. Specifically, upon Pangea's receipt May 4, 2001 of the SEC comments regarding the S-1 Registration Statement, it determined the review period would be lengthy (thereby delaying the sale of shares in the registered offering) and it would be precluded from undertaking any private offerings of its securities while the registered offering was in the registration process with the SEC. Furthermore, Pangea entered into financing agreements in December 2000 and February 2001, that required it to file a registration statement with the SEC to register such shares issued in the financing. The financing agreements required the registration statement to be declared effective by the SEC in April 2001. This never occurred and Pangea is renegotiating such financing agreements.

Please note that Pangea plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "safe harbor" from integration provided by Rule 155. Furthermore, no securities have been sold in the S-1 Registration Statement offering.

If you have any further questions, please call me.

Very truly yours,

PANGEA PETROLEUM CORPORATION

/s/ Charles B. Pollock
----------------------------
    CHARLES B. POLLOCK
    Chairman and Chief Executive Officer

CP/tp